**January 2023**
Free Writing Prospectus
Registration Statement No. 333-253385
Dated January 27, 2023
Filed Pursuant to Rule 433

# HSBC ◆

## STRUCTURED INVESTMENTS
### Opportunities in U.S. Equities

## Lookback Trigger PLUS Based on the S&P 500® Index due February 20, 2025

**Trigger Performance Leveraged Upside Securities℠**
**Principal at Risk Securities**

The Lookback Trigger PLUS offered, which we refer to as the Trigger PLUS, are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the Equity Index Underlying Supplement shall refer to the "underlying index" herein. At maturity, if the level of the underlying index has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index, subject to the maximum payment at maturity. If the level of the underlying index has remained the same or depreciated but the underlying index has depreciated by less than 20%, the investor will receive the stated principal amount. However, if the level of the underlying index has depreciated by more than 20%, investors will be negatively exposed to the full amount of the percentage decline in the underlying index and will lose 1% of the stated principal amount for every 1% decline in the underlying index from the initial level. Because the payment on the Trigger PLUS is based on the underlying index, a decline beyond the respective trigger level by the underlying index will result in a significant loss on your investment. These Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal based on the underlying index and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index, and the limited protection against loss but only if the final level is not less than the trigger level. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS. All payments on the Trigger PLUS are subject to the credit risk of HSBC.**

| INDICATIVE TERMS | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Maturity date*:** | February 20, 2025, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement |
| **Underlying index:** | The S&P 500® Index (Bloomberg symbol: SPX) (the "SPX") |
| **Aggregate principal amount:** | $ |
| **Payment at maturity:** | • If the final level is *greater than* the initial level:<br>  $10 + the leveraged upside payment<br>  *In no event will the payment at maturity exceed the maximum payment at maturity.*<br>• If the final level is *less than or equal to* the initial level but the final level is *greater than or equal to* the trigger level:<br>  $10<br>• If the final level is *less than* the trigger level:<br>  $10 x the index performance factor<br>  *This amount will be less than $8.00. You will lose at least 20% of the stated principal amount if the final level is less than the trigger level. All payments on the Trigger PLUS are subject to the credit risk of HSBC.* |
| **Leveraged upside payment:** | $10 x leverage factor x index percent change |
| **Leverage factor:** | 150.00% |
| **Index percent change:** | (final level – initial level) / initial level |
| **Trigger level:** | 80% of the initial level |
| **Initial level:** | The lowest official closing level on any scheduled trading day during the initial level observation period, subject to adjustment as described in "Additional Terms of the Notes—Observation Period" in the accompanying Equity Index Underlying Supplement. The actual initial level will not be determined until after the pricing date and will be made available to investors in the Trigger PLUS after the expiration of the initial level observation period. |
| **Final level:** | The official closing level of the underlying index on the valuation date |
| **Official closing level:** | The official closing level of the underlying index on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable |
| **Valuation date*:** | February 14, 2025, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement |
| **Index performance factor:** | final level / initial level |
| **Maximum payment at maturity:** | $12.15 per Trigger PLUS (121.50% of the stated principal amount) |
| **Stated principal amount:** | $10 per Trigger PLUS |
| **Issue price:** | $10 per Trigger PLUS |
| **Pricing date*:** | On or about February 14, 2023 |
| **Original issue date*:** | On or about February 17, 2023 (3 business days after the pricing date) |
| **Initial level observation period:** | Each scheduled Trading Day from and including February 14, 2023 to and including April 14, 2023, excluding any scheduled Trading Day on which a Market Disruption Event occurs. |
| **Estimated initial value:** | The estimated initial value of the Trigger PLUS is expected to be less than the price you pay to purchase the Trigger PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any." |
| **CUSIP:** | 40441B314 |
| **ISIN:** | US40441B3143 |
| **Listing:** | The Trigger PLUS will not be listed on any securities exchange. |
| **Agent:** | HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)". |

| Commissions and issue price: | Price to public | Fees and commissions | Proceeds to issuer |
|---|---|---|---|
| **Per Trigger PLUS** | $10.00 | $0.20[1] | $9.75 |
| | | $0.05[2] | |
| **Total** | $ | $ | $ |

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.25 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.20 for each Trigger PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger PLUS.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Trigger PLUS.

The estimated initial value of the Trigger PLUS on the pricing date is expected to be between $8.70 and $9.70 per Trigger PLUS, which will be less than the price to public. The market value of the Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 8 of this document for additional information.

An investment in the Trigger PLUS involves certain risks. See "Risk Factors" beginning on page 8 of this free writing prospectus, page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Trigger PLUS, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC

**Lookback Trigger PLUS Based on the S&P 500® Index due February 20, 2025**
**Trigger Performance Leveraged Upside Securities℠**
**Principal at Risk Securities**

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

.

# Investment Summary

## Trigger Performance Leveraged Upside Securities

### Principal at Risk Securities

The Trigger PLUS Based on the S&P 500® Index due February 20, 2025 (the "Trigger PLUS") can be used:

- As an alternative to direct exposure to the underlying index that enhances returns for any positive performance of the underlying index if the underlying index appreciates over the term of the Trigger PLUS

- To provide limited protection against a loss of principal in the event of a decline of the underlying index as of the valuation date, but only if the final index level is greater than or equal to the trigger level.

- To achieve similar levels of upside exposure to underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

- To enhance positive returns and potentially outperform the underlying index in a bullish scenario, with no limitation on the appreciation potential

| | |
|---|---|
| **Maturity:** | Approximately 2 years |
| **Leverage factor:** | 150.00% (applicable only to the index percent change and only if the final level of the underlying index is greater than the initial level) |
| **Maximum payment at maturity:** | $12.15 per Trigger PLUS (121.50% of the stated principal amount) |
| **Minimum payment at maturity:** | None. You may lose your entire initial investment in the Trigger PLUS. |
| **Trigger level:** | 80% of the initial level |
| **Limited lookback feature:** | The initial level will be the lowest official closing price during the two months initial level observation period. |
| **Coupon:** | None |

# Key Investment Rationale

The Trigger PLUS offer 150% leveraged upside on the positive performance of the underlying index, subject to the maximum payment at maturity. At maturity, if the level of the underlying index has appreciated, investors will receive the stated principal amount of their investment plus a return reflecting the leveraged upside performance of the underlying index, subject to the maximum payment at maturity of $12.15 per Trigger PLUS (121.50% of the stated principal amount). If the level of the underlying index has remained the same or depreciated but the underlying index has depreciated by less than 20%, investors will receive the stated principal amount. However, if the level of the underlying index has decreased by more than 20%, investors will lose 1% of the principal amount for every 1% that the level of the underlying index has declined in the final level from the initial level. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS.**

These Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal based on the underlying index and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying index, and the limited protection against loss but only if the final level is not less than the trigger level. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

| | |
|---|---|
| **Leveraged Upside Performance** | The Trigger PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the securities included in the underlying index. |
| **Trigger Feature** | At maturity, even if the closing level of the underlying index has declined over the term of the Trigger PLUS, you will receive your stated principal amount, but only if the final level is greater than or equal to the trigger level. |
| **Upside Scenario** | The final level is greater than the initial level and, at maturity for each Trigger PLUS, we will pay the stated principal amount of $10 plus at least 150.00% of the index percent change, subject to the maximum payment at maturity of $12.15 per Trigger PLUS (121.50% of the stated principal amount). |
| **Par Scenario** | The final level is less than or equal to the initial level but the final level is greater than or equal to the trigger level, which is 80% of the initial level. In this case, at maturity for each Trigger PLUS, we will pay the stated principal amount of $10. |
| **Downside Scenario** | The final level is less than the trigger level at maturity for each Trigger PLUS, we will pay significantly less than the stated principal amount in an amount that is proportionate to the decline in the final level from the initial level. This amount will be less than $8.00 per Trigger PLUS. For example, if the final level is 70% less than the initial level, the payment on the Trigger PLUS will result in a loss of 70% of principal at $3.00, or 30% of the stated principal amount. There is no minimum payment at maturity on the Trigger PLUS. |

# How the Trigger PLUS Work

## Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger PLUS based on the performance of the underlying index assuming the following terms:

| | |
|---|---|
| **Stated principal amount:** | $10 per Trigger PLUS |
| **Hypothetical leverage factor:** | 150.00% |
| **Maximum payment at maturity:** | $12.15 per Trigger PLUS (121.50% of the stated principal amount |
| **Trigger level:** | 80% of the initial level |

**Trigger PLUS Payoff Diagram**



## How it works

- Upside Scenario: if each Underlying Index Appreciates: If the final level is greater than the initial level, investors would receive the $10 stated principal amount plus 150.00% of the appreciation of the underlying index, subject to a maximum payment at maturity of $12.15 per Trigger PLUS.
    - For example, if the underlying index appreciates 3%, investors would receive a 4.50% return, or $10.45 per Trigger PLUS.
    - For example, if the level of the underlying index appreciates 30%, investors would receive only the maximum payment at maturity of $12.15 per Trigger PLUS, or 121.50% of the stated principal amount.
- Par Scenario: If the final level is less than or equal to the initial level but the final level is greater than or equal to the trigger level, investors would receive the stated principal amount of $10 per Trigger PLUS.
    - For example, if the level of the underlying index declines by 15%, investors would receive the $10 stated principal amount per Trigger PLUS.
- Downside Scenario: If the final level is less than the trigger level, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the level of the underlying index. This amount will be less than $8.00 per Trigger PLUS. There is no minimum payment at maturity on the Trigger PLUS.
    - For example, if the underlying index declines by 90%, investors would lose 90% of their principal and receive only $1.00 per Trigger PLUS at maturity, or 10% of the stated principal amount.

## How the initial level is determined

The following hypothetical examples are for illustrative purposes only, and demonstrate how the initial level is determined, depending on the level of the underlying index during the initial level observation period.

- Appreciation in level. The underlying index appreciates in level during the initial level observation period so that the official closing level of the underlying on each day during the initial level observation period is greater than the official closing level on the pricing date. In this scenario, the initial level will be the official closing level on the pricing date, regardless of the appreciation in the level of the underlying index during the initial level observation period.

- Depreciation in level by 10%. The underlying index depreciates in level during the initial level observation period and the lowest official closing level during that period is 90% of the official closing level on the pricing date. In this scenario, the initial level will be equal to 90% of the official closing level on the pricing date.

## Investor Suitability

**The Trigger PLUS may be suitable for you if:**

- You seek an investment with a leveraged positive return linked to the potential positive performance of the underlying index and you believe the underlying index will increase over the term of the securities.

- You are willing to invest in the Trigger PLUS based on the maximum payment at maturity of 121.50% of the stated principal amount, which may limit your return at maturity.

- You are willing to make an investment that is exposed to any decrease in the level of the underlying index on a 1-to-1 basis if the final level is less than the trigger level.

- You are willing to accept the risk and return profile of the Trigger PLUS versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid on the stocks included in the underlying index.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Trigger PLUS to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Trigger PLUS.

**The Trigger PLUS may not be suitable for you if:**

- You believe that the final level will be less than the trigger level or that the index percent change will not be sufficiently positive to provide you with your desired return.

- You are unwilling to invest in the PLUS based on the maximum payment at maturity of 121.50% of the stated principal amount, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to any negative index performance factor of the underlying index on a 1-to-1 basis if the final level is less than the trigger level.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks included in the underlying index.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Trigger PLUS to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Trigger PLUS.

# Risk Factors

*We urge you to read the section "Risk Factors" on page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying prospectus supplement. Investing in the Trigger PLUS is not equivalent to investing directly in any of the stocks included in the underlying index. You should understand the risks of investing in the Trigger PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Trigger PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.*

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Trigger PLUS described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"— General Risks Relating to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

*Risks Relating to the Structure or Features of the Trigger PLUS*

- **Trigger PLUS do not pay interest and may result in a loss of principal.** The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the final level is less than the trigger level (which is 80% of the initial level), you will receive for each Trigger PLUS that you hold a payment at maturity that is at least 20% less than the stated principal amount of each Trigger PLUS. In this case, you will lose a significant portion of your principal amount equal to the percentage decline in the level of the underlying index from the initial level to the final level, subject to the credit risk of HSBC. **There is no minimum payment on the Trigger PLUS and you may lose up to 100% of the stated principal amount.**

- **The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.** The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity of $12.15 per Trigger PLUS (121.50% of the stated principal amount). Although the leverage factor provides 150% exposure to any amount by which the final level is greater than the initial level, because the payment at maturity will be limited to 121.50% of the stated principal amount for the Trigger PLUS, any increase in the final level over the initial level by more than approximately 14.3333% of the initial level will not further increase the return on the Trigger PLUS.

- **The amount payable on the Trigger PLUS is not linked to the level of the underlying index at any time other than the valuation date.** The final levels will be based on the official closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to that decrease. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the Trigger PLUS may be higher than the final level, the payment at maturity will be based solely on the official closing level of the underlying index on the valuation date.

- **Investing in the Trigger PLUS is not equivalent to investing in the securities included in the underlying index.** Investing in the Trigger PLUS is not equivalent to investing in the component securities of the underlying index. Investors in the Trigger PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in the underlying index.

- **The determination of the initial level will occur after the pricing date.** The initial level will be determined based on the lowest official closing price during the initial level observation period. The initial level observation period will end on April 14, 2023, which is two months after the pricing date. As a result, the initial level will not be determined, and none of us, Morgan Stanley Wealth Management or any of our respective affiliates can be certain of what the initial level will be, until after the pricing date and the original issue date of the Trigger PLUS.

*Risks Relating to the Underlying index*

- **Adjustments to the underlying index could adversely affect the value of the Trigger PLUS.** The sponsor of the underlying index may add, delete or substitute the securities comprising the underlying index. In addition, the publisher of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the Trigger PLUS.

*General Risk Factors*

- **Credit risk of HSBC USA Inc.** The Trigger PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Trigger PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Trigger PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Trigger PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Trigger PLUS.

- **The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any**. The estimated initial value of the Trigger PLUS will be calculated by us on the pricing date and is expected to be less than the price to public. The estimated initial value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Trigger PLUS. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Trigger PLUS may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Trigger PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Trigger PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Trigger PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market (if any exists) at any time.

- **The price of your Trigger PLUS in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Trigger PLUS, the underwriting discount and the costs associated with structuring and hedging our obligations under the Trigger PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Trigger PLUS in the secondary market, if any, the price you would receive for your Trigger PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Trigger PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The Trigger PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Trigger PLUS to maturity. Any sale of the Trigger PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Trigger PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 24 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Trigger PLUS and other costs in connection with the Trigger PLUS that we will no longer expect to incur over the term of the Trigger PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Trigger PLUS and any agreement we may have with the distributors of the Trigger PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Trigger PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Trigger PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Trigger PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the securities comprising the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. Generally, the longer the time remaining to

HSBC

Lookback Trigger PLUS Based on the S&P 500® Index due February 20, 2025
**Trigger Performance Leveraged Upside Securities℠**
**Principal at Risk Securities**

maturity, the more the market price of the Trigger PLUS will be affected by the other factors described above. The levels of the underlying index may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the Underlying index" below. You may receive less, and possibly significantly less, than the stated principal amount per Trigger PLUS if you try to sell your Trigger PLUS prior to maturity.

- **The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Trigger PLUS will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Trigger PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Trigger PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS. Accordingly, you should be willing to hold your Trigger PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial level, the trigger level and the final level, including whether the value of the underlying index has decreased to or below the trigger level, and will calculate the amount of cash, if any, that you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level of an underlying index in the event of a discontinuance of an underlying index. These determinations, which may be subjective, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the Trigger PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Trigger PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Trigger PLUS in taking any actions, including the determination of the initial level of an underlying index, that might affect the value of your Trigger PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.** One or more of our affiliates and/or third party dealers expect to carry out hedging activities related to the Trigger PLUS (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Trigger PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index level and, therefore, could increase the level at which the underlying index must close so that an investor does not suffer a loss on the investor's initial investment in the Trigger PLUS. Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Trigger PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Trigger PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Trigger PLUS.

- **The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Trigger PLUS, please see the discussion under "Additional Information About the Trigger PLUS —Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

# Information About the Underlying Index

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

***For more information about the SPX, see "The S&P 500® Index" beginning on page S-55 of the accompanying Equity Index Underlying Supplement.***

## Historical Information

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 28, 2013 through January 26, 2023. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurance can be given as to the level of the SPX at any time, including on the valuation date.



**Historical Performance of the S&P 500® Index – Daily Official Closing Levels
January 28, 2013 through January 26, 2023**

# Additional Information About the Trigger PLUS

Please read this information in conjunction with the summary terms on the cover page of this document.

| General Information | |
|---|---|
| Listing: | The Trigger PLUS will not be listed on any securities exchange. |
| CUSIP: | 40441B314 |
| ISIN: | US40441B3143 |
| Minimum ticketing size: | $1,000 / 100 Trigger PLUS |
| Denominations: | $10 per Trigger PLUS and integral multiples thereof |
| Interest: | None |
| Tax considerations: | There is no direct legal authority as to the proper tax treatment of each Trigger PLUS, and therefore significant aspects of the tax treatment of each Trigger PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each Trigger PLUS. Under one approach, each Trigger PLUS could be treated as a pre-paid executory contract with respect to the underlying index. We intend to treat each Trigger PLUS consistent with this approach. Pursuant to the terms of each Trigger PLUS, you agree to treat each Trigger PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat each Trigger PLUS as a pre-paid executory contract with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to each Trigger PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Trigger PLUS for more than one year at such time for U.S. federal income tax purposes.<br><br>In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Trigger PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Trigger PLUS is required to accrue income in respect of the Trigger PLUS prior to the receipt of payments under the Trigger PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Trigger PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the Trigger PLUS could be subject to U.S. withholding tax in respect of a Trigger PLUS. It is unclear whether any regulations or other guidance would apply to the Trigger PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Trigger PLUS.<br><br>We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.<br><br>A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on the Issuer's determination that the Trigger PLUS is not a "delta-one" instrument, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Trigger PLUS. However, it is possible that the Trigger PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying index or the Trigger PLUS, and following such occurrence the Trigger PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlying index or the Trigger PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Trigger PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. |

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Trigger PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Trigger PLUS.

For a further discussion of U.S. federal income tax consequences related to each Trigger PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement

| | |
|---|---|
| **Calculation agent:** | HSBC USA Inc., or one of its affiliates. |
| **Supplemental plan of distribution (conflicts of interest):** | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Trigger PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Trigger PLUS, will receive a fee of $0.25 per $10 stated principal amount, and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.20 for each Trigger PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger PLUS. |
| | In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Trigger PLUS, but is under no obligation to make a market in the Trigger PLUS and may discontinue any market-making activities at any time without notice. |
| | We expect that delivery of the Trigger PLUS will be made against payment for the Trigger PLUS on or about the original issue date set forth on the cover page of this document, which is more than two business days following the pricing date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Trigger PLUS more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. |
| | See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement. |
| | References in the accompanying prospectus and prospectus supplement to any European law, regulation or directive (or, in each case, any part thereof) shall, in respect of the United Kingdom, be to such European law, regulation or, as the case may be, directive (or part thereof) as it forms part of United Kingdom domestic law at the time of the relevant offer, sale or making available of the Trigger PLUS (and as amended, supplemented or superseded from time to time). |
| **Events of default and acceleration:** | If the Trigger PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Trigger PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for an underlying index immediately preceding the date of acceleration will be used as the valuation date for purposes of determining its accelerated final level. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the fifth business day following such accelerated postponed valuation date. |
| | For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Where you can find more information:** | This free writing prospectus relates to an offering of the Trigger PLUS linked to the underlying index. The purchaser of a Trigger PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Trigger PLUS relates to the underlying i index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any security comprising the underlying index or as to the suitability of an investment in the Trigger PLUS. |
| | HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049. |
| | You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021 and Equity Index Underlying Supplement dated February 23, 2021. If the terms of the Trigger PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of both the accompanying Equity Index Underlying Supplement and the prospectus supplement**,** as the Trigger PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Trigger |

PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026625/tm217170d5_424b2.htm

The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

*This document provides a summary of the terms and conditions of the Trigger PLUS. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.*

"Performance Leveraged Upside Securities SM" and "PLUS SM" are service marks of Morgan Stanley.